Exhibit 2.4

Description of Disclosure Schedules

The following lists the general subject matters of the disclosure schedules to the separation agreement, dated April 3, 2007, among Metavante Holding Company, Metavante Corporation (“MVT Corp.” or “MVT”), New M&I Corporation and Marshall & Ilsley Corporation (“MI Corp.” or “MI”), which disclosure schedules were omitted from Exhibit 2.2 pursuant to Item 601(b)(2) of Regulation S-K. Metavante Holding Company, MVT Corp., New M&I Corporation and MI Corp. agree to furnish supplementally to the SEC, following request, a copy of the disclosure schedules.

List of General Subject Matters under Disclosure Schedules to the Separation Agreement

Schedule 1.01(a)	Continuing Business Agreements
Schedule 1.01(b)	MI Financial Instruments
Schedule 1.01(c)	MVT Financial Instruments
Schedule 2.01	Other Transactions
Schedule 2.04(b)	Canceled Obligations.